OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0145

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE DRESS BARN, INC.
(Name of Issuer)
Common Stock, $.05 par value
(Title of Class of Securities)

261570 10 5
(CUSIP Number)

Gene Wexler, Esq. The Dress Barn, Inc. 30 Dunnigan Drive Suffern, New York 10901 (845) 369-4810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 261570 10 5

1		NAME OF REPORTING PERSON Richard Jaffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,425,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,425,180
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,180
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 4. Purpose of Transaction.

Item 4 to Schedule 13D is amended, in pertinent part, as follows:

The Filing Person holds his shares solely for investment purposes.

This Amendment reports a change in the percentage of the Filing Person’s beneficial ownership of the Common Stock, which resulted from the following transactions by the Issuer: (i) on November 25, 2009, the Issuer issued an aggregate of 11,698,629 shares in connection with its acquisition of Tween Brands, Inc.; and (ii) on January 27, 2010, the Issuer issued an aggregate of 6,225,080 shares in connection with its offer to exchange any and all of its 2.50% Convertible Senior Notes Due 2024.

Based upon the Filing Person evaluation of the Issuer’s financial condition, market conditions and other factors that the filing person may deem material, and subject to applicable laws and regulations or policies of the Issuer, the Filing Person may seek to acquire additional shares of the Issuer’s Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned. Except as set forth above and herein, the Filing Person presently does not have any plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a)	The Filing Person is the direct beneficially owner of 4,425,180 shares, or approximately 5.6% of the 78,542,934 shares outstanding as of August 5, 2010.

(b)	The Filing Person has the sole power to vote the 4,425,180 shares that he holds and has sole dispositive power with respect to such shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: August 9, 2010	/s/ Richard Jaffe
Richard Jaffe